Exhibit 4.1
EXECUTION COPY

Otter Tail Corporation

Fourth Amendment
Dated as of June 30, 2009
to
Note Purchase Agreement
Dated As Of December 1, 2001

Re: $90,000,000 6.63% Senior Notes
Due December 1, 2011

Fourth Amendment To Note Purchase Agreement
     This Fourth Amendment dated as of June 30, 2009 (the or this “Fourth Amendment”) to the Note Purchase Agreement dated as of December 1, 2001 is between and among Otter Tail Corporation, a Minnesota corporation (the “Company”), and each of the institutions which is a signatory to this Fourth Amendment (collectively, the “Noteholders”).
Recitals:
     A. The Company and each of the Purchasers signatory thereto have heretofore entered into the Note Purchase Agreement dated as of December 1, 2001, as amended by a First Amendment thereto dated as of December 1, 2002, by a Second Amendment thereto dated as of October 1, 2004 and by a Third Amendment thereto dated as of December 1, 2007 (as heretofore so amended, the “Note Purchase Agreement”). The Company has heretofore issued the $90,000,000 6.63% Senior Notes due December 1, 2011 (the “Notes”) dated December 27, 2001 pursuant to the Note Purchase Agreement.
     B. The Company has announced that it intends to restructure the Company into a holding company with Otter Tail Power Company as a separate, first-tier subsidiary (the “Reorganization”). The Company (“Old Otter Tail”) will form a direct, wholly owned subsidiary that will be a Minnesota corporation (“New Otter Tail”). New Otter Tail will form a direct, wholly owned subsidiary that will be a Minnesota corporation (“Merger Sub”). Old Otter Tail will transfer to New Otter Tail by way of assignment or contribution to capital all of the shares of capital stock of its direct, wholly owned subsidiaries. Pursuant to articles of merger and a plan of merger among Old Otter Tail, New Otter Tail and Merger Sub, Old Otter Tail will merge with Merger Sub (the “Merger”). The surviving corporation in the Merger will be Old Otter Tail and will have the name Otter Tail Power Company, and the current shareholders of Old Otter Tail will become shareholders of New Otter Tail. Immediately upon effectiveness of the Merger, New Otter Tail will change its name to Otter Tail Corporation. Immediately prior to the Merger, Old Otter Tail will transfer to New Otter Tail by way of assignment, and New Otter Tail will assume, all of the property, contracts, leases, rights, privileges, franchises, patents, trademarks, licenses, registrations and other assets and liabilities that pertain to the operation of the new holding company and that are not specific to the operation of the power company. Following the Merger, Otter Tail Power Company will be the holder of all of the rights and obligations of Old Otter Tail under the Note Purchase Agreement.
     C. The Company has requested, in connection with the Reorganization, that the Note Purchase Agreement be amended as set forth herein.
     D. The Company and the Noteholders now desire to amend the Note Purchase Agreement in the respects, but only in the respects, hereinafter set forth.
     E. Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Purchase Agreement (as amended hereby) unless herein defined or the context shall otherwise require.
     NOW, THEREFORE, upon the full and complete satisfaction of the conditions precedent to the effectiveness of this Fourth Amendment set forth in §2.1 hereof, and in consideration of good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Company and the Noteholders do hereby agree as follows:
SECTION 1. Amendments.
     Section 1.1. Section 8.7 of the Note Purchase Agreement is hereby amended by amending the definitions of “Called Principal,” “Remaining Scheduled Payments” and “Settlement Date” in their entirety to read as follows:
     “Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or Section 22.8(d), is to be purchased pursuant to Section 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.
     “Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Sections 8.2, 8.3, 12.1 or 22.8(d).
     “Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or Section 22.8(d) or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires and with respect to the purchase of Notes pursuant to Section 8.3, the date on which the Notes are required thereunder to be purchased by the Company.
     Section 1.2. Effective as of the consummation of the Corporate Reorganization, Sections 9.8, 9.9, 9.10, 9.11 and 9.12 of the Note Purchase Agreement shall be deleted in their entirety.
     Section 1.3. Section 10.3 of the Note Purchase Agreement is hereby amended in its entirety to read as follows:
     “Section 10.3 Limitation on Liens. The Company will not, and will not permit any Subsidiary to, directly or indirectly create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset (including, without limitation, any document or instrument in respect of goods or accounts receivable) of the Company or any such Subsidiary, whether now owned or held or hereafter acquired, or any income or profits therefrom, or assign or otherwise convey any right to receive income or profits, except:

     (a) Liens for taxes and assessments or governmental charges or levies and Liens securing claims or demands of mechanics and materialmen; provided that payment thereof is not at the time required by Section 9.4;
     (b) Liens of or resulting from any judgment or award in an aggregate amount not to exceed $10,000,000, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Company or a Subsidiary shall at any time in good faith be prosecuting an appeal or proceeding for a review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;
     (c) Liens incidental to the conduct of business or the ownership of properties and assets (including, without limitation, Liens in connection with worker’s compensation, unemployment insurance and other like laws, carrier’s, warehousemen’s liens and statutory landlords’ liens) and Liens to secure the performance of bids, tenders or trade contracts, or to secure statutory obligations, surety or appeal bonds or other Liens of like general nature, in any such case incurred in the ordinary course of business and not in connection with the borrowing of money; provided in each case, the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate actions or proceedings;
     (d) minor survey exceptions or minor encumbrances, easements or reservations, or rights of others for rights-of-way, utilities and other similar purposes, or zoning or other restrictions as to the use of real properties, which are reasonably necessary for the conduct of the activities of the Company and its Subsidiaries or which customarily exist on properties of corporations engaged in similar activities and similarly situated and which do not in any event materially impair their use in the operation of the business of the Company and its Subsidiaries;
     (e) Liens securing Debt of a Subsidiary to the Company or to a Wholly-Owned Subsidiary;
     (f) Liens existing as of December 1, 2001 and described on Schedule 5.15 hereto and Liens securing any refinancing of Indebtedness secured by such Liens, provided that such refinancing shall be subject to similar terms and secured by the same assets and the principal amount of Indebtedness secured thereby is not increased;
     (g) Liens in connection with the acquisition of property after the date hereof by way of purchase money mortgage, conditional sale or other title retention agreement, Capital Lease or other deferred payment contract, provided that such Liens attach only to the property being acquired and that the Debt secured thereby does not exceed the Fair Market Value of such property at the time of acquisition thereof and the Lien shall be created contemporaneously with, or within 180 days after, the acquisition of such property;

     (h) Liens that existed on assets of other Persons at the time of acquisition of such other Persons or of such assets by the Company or a Subsidiary and which continue to attach only to such assets and Liens securing any refinancing of Indebtedness secured by such Liens, provided that such refinancing shall be subject to similar terms and secured by the same assets and the principal amount of Indebtedness secured thereby is not increased;
     (i) Liens (to the extent falling under the definition of “Lien”) consisting of ownership interests (and protective filings respecting such ownership interests) of lessors of assets (other than Utility Assets) to the Company or any Subsidiary under any operating lease, and of licensors of intellectual property or other rights to the Company or any Subsidiary; it being understood and agreed that for purposes of this clause (i), rail cars shall not be considered Utility Assets;
     (j) Liens (to the extent falling under the definition of “Lien”) consisting of rights of lessees or sublessees of certain owned real estate of the Company or any Subsidiary leased in the ordinary course of the Company’s or such Subsidiary’s business, which leases do not materially interfere with the ordinary course of business of the Company or such Subsidiary;
     (k) Liens arising under or related to any statutory or common law provisions, or customary account agreements, relating to banker’s liens or rights of setoff (but in no event including any grant of a security interest) as to deposit or securities accounts or other funds or instruments maintained or held with a depositary or other financial institution or securities intermediary;
     (l) Liens created, assumed or incurred after the date of the Closing given to secure Debt of the Company or any Subsidiary in addition to the Liens permitted by the preceding clauses (a) through (k) hereof; provided that all Debt secured by Liens permitted under this Section 10.3(l) does not exceed $2,000,000 in the aggregate at any time outstanding and in no event shall any Lien permitted by this Section 10.3(l) secure any obligation under the Bank Credit Agreement or any related document;
provided that (1) all Debt secured by such Liens shall have been incurred within the applicable limitations provided in Section 10.1(b) and (2) at the time of creation, assumption or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist.”
     Section 1.4. Effective as of the consummation of the Corporate Reorganization, Section 10.7 of the Note Purchase Agreement is hereby amended in its entirety to read as follows:
     “Section 10.7 Benefit of More Restrictive Covenants or More Favorable Terms. If any Lender under the Bank Credit Agreement, or if any 2007 Noteholder under the 2007 Note Purchase Agreement, is or becomes entitled to the benefit of any (i) covenant, (ii) agreement, (iii) event of default, or (iv) other event which would permit the Lender or the 2007 Noteholder, as the case may be, to have the Company Debt obligations it holds purchased by the Company (a “put event”), which is more restrictive on the Company or its Subsidiaries than the covenants, agreements, events of default or put events contained herein or which is more favorable to such Lender or such 2007 Noteholder, as the case may be, than the covenants, agreements, events of default or put events contained herein, then such more restrictive or more favorable covenant, agreement, event of default or put event shall be deemed to be incorporated into this Agreement by reference during any period such Lender or 2007 Noteholder is so entitled thereto without regard to any waivers by some or all of the Lenders or some or all of the 2007 Noteholders, as the case may be, with respect thereto and shall remain so incorporated for a period of 30 days after the Lender or the 2007 Noteholder, as the case may be, is no longer entitled to the benefit thereof and the Noteholders shall be entitled to the benefits thereof with respect to this Agreement in addition to the existing covenants, agreements, events of default and put events contained herein so long as any of the Notes remain outstanding.
     Prior to any closing of the effectuation of any amendment or modification to the Bank Credit Agreement or the 2007 Note Purchase Agreement, the Company shall deliver a letter to the Noteholders containing a list of those covenants, agreements, events of default and put events which are deemed to be incorporated into this Agreement pursuant to the foregoing provisions of this Section 10.7 and concurrently with or prior to the execution of any amendment to the Bank Credit Agreement or the 2007 Note Purchase Agreement, the Company shall deliver to the Noteholders a letter setting forth all covenants, agreements, events of default and put events and/or changes thereto which are deemed to be incorporated into this Agreement pursuant to the foregoing provisions of this Section 10.7 and any such letters delivered to the Noteholders shall be satisfactory in form and substance to the Noteholders. At any time after the receipt of any such letter the Required Holders shall have the right by delivery of written notice to the Company to amend this Agreement by adding to this Agreement any covenants, agreements, events of default or put events referred to in any such letter which the Required Holders elect to add pursuant to the foregoing provisions of this Section 10.7.”
     Section 1.5. Clauses (i), (j) and (k) of Section 10.10 of the Note Purchase Agreement are hereby amended in their entirety to read as follows:
     “(i) prior to consummation of the Corporate Reorganization, (i) Investments outstanding on April 30, 2002 in Subsidiaries by the Company and other Subsidiaries, and (ii) Investments by the Company or Subsidiaries in Persons that will be Subsidiaries upon completion of such Investments;
     (j) upon and subsequent to consummation of the Corporate Reorganization, equity Investments by the Company or any Subsidiary in a Person that conducts only a Regulated Business or a business that is solely the generation, transmission, distribution or sale of electricity in the United States, which Person will be a Subsidiary upon completion of such Investment; provided, that upon the making of such Investment such Person will execute a guaranty agreement in respect of the Notes in form, scope and substance satisfactory to the Required Holders and, if then or at any time thereafter such Person creates, incurs, assumes or otherwise becomes liable with respect to any Debt (including, without limitation, Debt in the form of a Guaranty) other than Debt represented by such guaranty agreement in respect of the Notes, such Person shall cause the holder or obligee with respect to such other Debt to enter into an intercreditor agreement in form, scope and substance satisfactory to the Required Holders; and
     (k) (i) Investments by any Material Subsidiary constituting loans to the Company and (ii) provided that no Default or Event of Default shall have occurred and be continuing, Investments made by the Company or any Material Subsidiary constituting loans to (A) any Material Subsidiary or (B) any Subsidiary that is not a Material Subsidiary, provided that such loans under the foregoing clauses (A) and (B) to any one Subsidiary shall not exceed $15,000,000 in aggregate principal amount outstanding at any time, and provided, further, that after the Corporate Reorganization, the only loans under the foregoing clauses (A) and (B) that will be permitted to be acquired for value, made, had, held or permitted to remain outstanding shall be those made to Subsidiaries that conduct only a Regulated Business.”
     Section 1.6. Section 10.11 of the Note Purchase Agreement is hereby amended in its entirety to read as follows:
     “Section 10.11 Contingent Liabilities. The Company will not and will not permit any Material Subsidiary to either: (a) endorse, guarantee, contingently agree to purchase or to provide funds for the payment of, or otherwise become contingently liable upon, any obligation of any other Person, except by the endorsement of negotiable instruments for deposit or collection (or similar transactions) in the ordinary course of business, or (b) agree to maintain the net worth or working capital of, or provide funds to satisfy any other financial test applicable to, any other Person, except (in the case of (a) or (b) above) for:
     (i) guaranties by the Company of loans to leveraged Employee Stock Ownership Plans;
     (ii) prior to consummation of the Corporate Reorganization, guaranties by Varistar Corporation of obligations of DMI Industries, Inc. in respect of down payments by customers of DMI Industries, Inc. in aggregate amounts of up to $30,000,000, with the amount of such guaranties to be deemed to be either (x) the dollar limitation set forth in any such guaranty, if applicable, or (y) the amount of such down payment so guaranteed;

     (iii) guaranties by the Company or any Material Subsidiary of obligations of any Material Subsidiary as lessee under any lease that is not a Capital Lease;
     (iv) other guaranties limited as to principal of recovery to not more than $10,000,000 in the aggregate, provided that no such guaranty shall relate to any obligation under the Bank Credit Agreement or any related document;
     (v) prior to consummation of the Corporate Reorganization, guaranties by Material Subsidiaries of the obligations of Varistar Corporation under the Amended and Restated Credit Agreement, dated as of December 23, 2008, among Varistar Corporation, the lenders party thereto and U.S. Bank National Association, as agent (the “Varistar Credit Agreement”); and
     (vi) prior to consummation of the Corporate Reorganization, guaranties by Material Subsidiaries of obligations of the Company under the Cascade Note so long as each and every Subsidiary that guarantees the obligations of the Company under the Cascade Note is a Subsidiary Guarantor or an Additional Subsidiary Guarantor or becomes an Additional Subsidiary Guarantor in accordance with the terms of Section 9.8 hereof.”
     Section 1.7. Section 11 of the Note Purchase Agreement is hereby amended in its entirety to read as follows:
     “An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:
     (a) the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or
     (b) the Company defaults in the payment of any interest on any Note for more than five Business Days after the same becomes due and payable; or
     (c) the Company defaults (i) in the performance of or compliance with any term contained in Section 10 or Section 7.1(d) or (ii) in the payment when due of the amount required to be paid by the Company for the purchase of any Note pursuant to Section 8.3; or
     (d) the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in paragraphs (a), (b) and (c) of this Section 11) and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (d) of Section 11); or
     (e) any representation or warranty made in writing by or on behalf of the Company or by any officer of the Company in this Agreement or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made; or
     (f) (i) the Company or any Material Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Indebtedness that is outstanding in an aggregate principal amount of at least $10,000,000 beyond any period of grace provided with respect thereto, or (ii) the Company or any Material Subsidiary is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount of at least $10,000,000 or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment; or
     (g) the Company or any Material Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or
     (h) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by the Company or any of its Material Subsidiaries, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any of its Material Subsidiaries, or any such petition shall be filed against the Company or any of its Material Subsidiaries and such petition shall not be dismissed within 60 days; or
     (i) a final judgment or judgments for the payment of money aggregating in excess of $10,000,000 are rendered against one or more of the Company and its Material Subsidiaries and which judgments are not, within 30 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 30 days after the expiration of such stay; or

     (j) prior to consummation of the Corporate Reorganization, default shall occur in the observance or performance of any provision of the Guaranty Agreement or the Guaranty Agreement shall cease to be in full force and effect for any reason except by operation of Section 9.12, including, without limitation, a final and nonappealable determination by any governmental body or court that the Guaranty Agreement is invalid, void or unenforceable, or any Subsidiary Guarantor or any Additional Subsidiary Guarantor shall contest or deny in writing the validity or enforceability of any provision of, or obligation under, the Guaranty Agreement; or
     (k) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate amount of “unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed $500,000, (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) the Company or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Subsidiary thereunder; and in the case of clauses (i), (iii), (iv), (v) or (vi) above only, any such event or events, either individually or together with any other such event or events, would reasonably be expected to have a Material Adverse Effect; or
     (l) any Person, or group of Persons acting in concert, that owned less than 5% of the shares of any voting class of stock of the Company shall have acquired more than 25% of the shares of such voting stock, other than the ownership by Otter Tail Corporation of the stock of the Company in connection with and as a result of the Corporate Reorganization.
As used in Section 11(k), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in section 3 of ERISA.”
     Section 1.8. A new Section 22.8 is hereby added to the Note Purchase Agreement, which Section shall read in its entirety as follows:
          “SECTION 22.8. CORPORATE REORGANIZATION.
     (a) Without any representation or warranty that the following transaction will be consummated, the Company has informed the Noteholders that it is planning the following transaction (the “Corporate Reorganization”), which Corporate Reorganization will consist of the following steps:

     (i) formation of a new Subsidiary, Otter Tail Holding Company (“New OTC”), which will be a Minnesota corporation;
     (ii) formation by New OTC of a new Subsidiary, Otter Tail Merger Sub Inc. (“Merger Sub”), which will be a Minnesota corporation;
     (iii) transfer by the Company to New OTC by way of assignment or contribution to capital of all Non- Power Company Assets;
     (iv) assumption by New OTC of all liabilities and obligations of the Company except (A) those under this Agreement and the Notes issued hereunder, (B) those under the agreements listed on Schedule 22.8 under the caption “Senior Indebtedness Agreements and Notes to be Retained as Obligations of the Regulated Subsidiary Following the Corporate Reorganization” and the Indebtedness described on such Schedule 22.8 under such caption, and (C) all liabilities and obligations that pertain to the Company’s electric generation, transmission, distribution and sale business and do not pertain to the operation of the Company as a holding company (such liabilities and obligations other than those described in (A), (B) and (C) hereof are called the “OTC-Assumed Liabilities”);
     (v) release of the Company from the OTC-Assumed Liabilities listed on Schedule 22.8 under the caption “Release of OTC-Assumed Liabilities” by each holder thereof;
     (vi) merger of the Company with Merger Sub (the “Merger”) pursuant to a Plan of Merger (the “Plan of Merger”) by and among the Company, New OTC and Merger Sub, whereby (A) the surviving corporation in the Merger will be the Company, will have the name Otter Tail Power Company and will be a direct, wholly-owned subsidiary of New OTC and (B) the current shareholders of the Company will become shareholders of New OTC;
     (vii) change of the name of New OTC to Otter Tail Corporation; and
     (viii) the Company (which will then be named Otter Tail Power Company and sometimes referred to herein as the “Regulated Subsidiary”) will remain obligated under this Agreement and the Notes issued hereunder.
     (b) If the Company elects to effect the Corporate Reorganization as provided in Section 22.8(a) above, such Corporate Reorganization shall not require the consent of the holders of the Notes. Upon the effectiveness of such Corporate Reorganization and by virtue of the Merger, Otter Tail Power Company shall be the obligor with respect to the obligations of the Company under this Agreement and the Notes. The Noteholders acknowledge that upon effectiveness of the Corporate Reorganization, Otter Tail Corporation (New OTC) shall have no liabilities, responsibilities or obligations with respect to this Agreement and the Notes, and the Subsidiary Guarantors shall be released from their obligations under the Guaranty Agreement. In addition, as of such time the address of the Company appearing on the first page of this Agreement shall be amended to read as follows: “215 South Cascade Street, Fergus Falls, MN 56537.”
     (c) Upon the effectiveness of the Corporate Reorganization, the Regulated Subsidiary will, prior to or contemporaneously with the surrender by each Noteholder of any Note or Notes held by it that were originally issued by Otter Tail Corporation, deliver to such Noteholder a replacement Note or Notes (in each case, a “Replacement Note”) that equals the aggregate outstanding principal amount of such Noteholder’s Note or Notes and that reflects Otter Tail Power Company as the issuer thereof. Each such Replacement Note or Replacement Notes shall be substantially in the form of Exhibit 1.
     (d) In connection with the Corporate Reorganization, on or before the effective date thereof (the “Effective Date”), each of the following terms (the “Reorganization Terms”) shall be satisfied by not later than September 30, 2009:
     (i) the Regulated Subsidiary shall have delivered to each holder of a Note an Officer’s Certificate confirming that the Corporate Reorganization has been consummated in accordance with the terms and conditions of Section 22.8(a), confirming the name change of the Company to Otter Tail Power Company, that the Company, under such new name, remains obligated under this Agreement and the Notes issued hereunder, and that this Agreement and the Notes issued hereunder remain in full force and effect, enforceable against the Company in accordance with their respective terms;
     (ii) no Default or Event of Default under this Agreement shall have occurred and be continuing immediately before or immediately after the Effective Date and each holder of a Note shall have received an Officer’s Certificate of the Regulated Subsidiary to such effect;
     (iii) each holder of a Note shall have received (A) an opinion or opinions of counsel from Dorsey & Whitney LLP, counsel to the Company, as to the matters set forth in clauses (A)(1)(b)(iii), (A)(2), (A)(3), (B) and (C) below (it being understood and agreed that such opinion or opinions shall address the laws of the State of Minnesota, the laws of the State of New York and federal law but shall not address utility regulatory matters), and (B) an opinion of the General Counsel of the Company as to the matters set forth in clauses (A)(1)(a), (A)(1)(b)(i), (ii), (iv) and (v), and (A)(2) below (it being understood and agreed that such opinion shall address the laws of the State of North Dakota as well as the laws of such state, the laws of the State of Minnesota, the laws of the State of South Dakota and federal law relating to utility regulatory matters), to the effect that as of the Effective Date: (A)(1) the execution and delivery by the Regulated Subsidiary of the Replacement Notes to be issued in exchange for the existing Notes, and the performance by the Regulated Subsidiary of its obligations under the Plan of Merger, the Notes (including any Replacement Notes) and this Agreement (a) have been duly authorized by all requisite corporate action on the part of the Regulated Subsidiary, (b) will not, (i) violate any provision of the Regulated Subsidiary’s articles of incorporation, bylaws or similar governing documents, (ii) violate any utility regulatory law or regulation applicable to the Regulated Subsidiary, (iii) violate any other law or regulation applicable to the Regulated Subsidiary, (iv) violate any order of any court or any order of any other Governmental Authority binding upon it, except that such counsel need not express any opinion regarding any federal securities laws or the securities or “Blue Sky” laws of any state, or (v) result in a breach or constitute (alone or with due notice or lapse of time or both) a default under any material indenture, agreement or other instrument known to such counsel to which the Regulated Subsidiary is a party or by which it is bound; (2) no prior approval or consent on the part of any Governmental Authority is required to be obtained or made by the Regulated Subsidiary in connection with the execution and delivery by it of the Replacement Notes to be issued in exchange for the existing Notes, and the performance by the Regulated Subsidiary of its obligations under the Plan of Merger, the Notes (including any Replacement Notes) and this Agreement, except such as have been obtained or made; provided that such counsel need not express any opinion regarding any federal securities laws or the securities or “Blue Sky” laws of any state; and (3) the Plan of Merger, this Agreement and the Notes issued hereunder are (and any Replacement Notes issued pursuant to Section 22.8(c) of this Agreement will, upon such issuance, be) legal, valid and binding obligations of the Regulated Subsidiary enforceable against the Regulated Subsidiary in accordance with their respective terms, except as an enforcement of such terms may be limited by bankruptcy, insolvency, fraudulent conveyances and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles; (B) upon the filing of articles of merger with the Secretary of State of the State of Minnesota, and on the date and time specified therein, the Merger will be effective in accordance with the terms and provisions of such articles of merger and the laws of the State of Minnesota; and (C) the holders of the Notes (including any Replacement Notes issued in exchange for such Notes) will not recognize gain or loss for United States federal income tax purposes as a result of the Corporate Reorganization (and if the holders would recognize gain, in lieu of such opinion, such holders will receive an indemnity agreement, in form, scope and substance to such holders, from the Regulated Subsidiary with respect to such gains); it being understood that such opinions of counsel may be subject to such assumptions, exceptions and qualifications as are customary;
     (iv) the Regulated Subsidiary will have obtained senior unsecured debt ratings from the Designated Ratings Agencies that are at least BBB- in the case of S&P and Baa1 in the case of Moody’s;
     (v) the Regulated Subsidiary shall have provided to the holders of the Notes (A) a revised version of Schedule 5.4 and a schedule listing all partnerships and joint ventures in which the Regulated Subsidiary or any Subsidiary thereof is a partner (limited or general) or joint venturer; (B) copies of (1) the agreement and articles of merger entered and filed in connection with the Merger, (2) any amendment to the articles of incorporation and bylaws of the Regulated Subsidiary filed or made in connection with the Corporate Reorganization, including an amendment reflecting the change in the Company’s name to Otter Tail Power Company, (3) certified copies of the articles of incorporation and bylaws of New OTC, and (4) a certificate of good standing for the Company and New OTC in the jurisdictions of their incorporation, certified by the appropriate governmental officials; and (C) a forecast (consisting of balance sheets, income statements and statements of cash flows) for the Company following the Corporate Reorganization and covering the period through December 31, 2010, prepared in good faith by the Company;
     (vi) there shall be no actions, suits or proceedings pending or, to the knowledge of the Regulated Subsidiary, threatened against or affecting the Regulated Subsidiary or any Subsidiary thereof or any property of the Regulated Subsidiary or any Subsidiary thereof in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
     (vii) neither the Regulated Subsidiary nor any Subsidiary thereof shall be in default under any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
     (viii) the Regulated Subsidiary and its Subsidiaries shall own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that are Material, without known conflict with the rights of others, except for those conflicts that, individually or in the aggregate, would not have a Material Adverse Effect;

     (ix) the Regulated Subsidiary shall have delivered to the Noteholders an Officer’s Certificate, dated as of the Effective Date, to the effects set forth in clauses (vi), (vii) and (viii) above and to the effect that Schedule 5.4 and the schedule of partnerships and joint ventures described in clause (v) above set forth, as of the date of such Officer’s Certificate, the information that would be required by Section 5.4 of the Agreement if the representations and warranties in such Section were being made as of such date; and
     (x) the Company or the Regulated Subsidiary shall have paid all of the fees, charges and disbursements of the Noteholders’ special counsel arising out of the transactions contemplated by this Section 22.8.
In the event the Company completes a Corporate Reorganization but fails to satisfy any of the Reorganization Terms that are not waived by the Required Holders in writing, the Company will give written notice of such fact (the “Failed Reorganization Notice”) to the Noteholders not more than five days after any such failure. The Failed Reorganization Notice shall (i) refer to this Section 22.8 and the right of the Noteholders to require the Company to prepay their Notes on the terms and conditions provided for herein as a result of the Company’s failure to satisfy any of the Reorganization Terms, and (ii) contain an offer by the Company to prepay all of the outstanding Notes in full together with unpaid accrued interest to the date of prepayment and the Make-Whole Amount determined for the prepayment date with respect to such principal amount. Each Noteholder shall have the right to accept such offer and require prepayment in full of the Notes held by such Noteholder by written notice (the “Failed Reorganization Prepayment Notice”) to the Company given within 60 days following receipt of the Failed Reorganization Notice. On the prepayment date designated in such Noteholder’s Failed Reorganization Prepayment Notice (which shall not be less than 15 days nor more than 30 days after the date such Failed Reorganization Prepayment Notice is delivered to the Company), the Company shall prepay all Notes held by such Noteholder at 100% of the principal amount of such Notes, together with unpaid accrued interest thereon to the date of prepayment and the Make-Whole Amount determined for the prepayment date with respect to such principal amount. Failure to respond by a Noteholder of the Notes shall constitute an acceptance of such offer by such Noteholder.”
     Section 1.9. Schedule B is hereby amended as follows:
     (a) The definition of “Bank Credit Agreement” set forth in Schedule B to the Note Purchase Agreement is hereby amended in its entirety to read as follows:
     “Bank Credit Agreement” means (a) the Credit Agreement dated as of July 30, 2008 among the Company, the Banks defined therein, Bank of America, N.A., as Syndication Agent, and U.S. Bank National Association, as a Bank and as Agent, and/or (b) the Term Loan Agreement dated as of May 22, 2009 among the Company, the Banks defined therein,

KeyBank National Association, as Syndication Agent, and JPMorgan Chase Bank, N.A., as Administrative Agent, in each case as amended from time to time, any replacement, additional or successor agreement or agreements thereto pursuant to which the Company (which, following the Corporate Reorganization, shall be named Otter Tail Power Company) is the borrower, or any other bank credit facility or bank credit facilities in effect from time to time with banks or other lending institutions pursuant to which the Company (which, following the Corporate Reorganization, shall be named Otter Tail Power Company) is the borrower.
     (b) The definition of “Company” set forth in Schedule B to the Note Purchase Agreement is hereby amended in its entirety to read as follows:
     “Company” means Otter Tail Corporation, a Minnesota corporation or any successor that becomes such in the manner prescribed in Section 10.4. For the avoidance of doubt, from and after the Corporate Reorganization, the “Company” shall refer to Otter Tail Power Company.
     (c) The definition of “GAAP” set forth in Schedule B to the Note Purchase Agreement is hereby amended in its entirety to read as follows:
     “GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America. For purposes of determining compliance with the financial covenants contained in this Agreement (including any financial covenants deemed to be incorporated in this Agreement pursuant to Section 10.7), any election by the Company to measure an item of Debt using fair value (as permitted by Statement of Financial Accounting Standards No. 159 or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.
     (d) The definition of “Priority Debt” set forth in Schedule B to the Note Purchase Agreement is hereby amended in its entirety to read as follows:
     “Priority Debt” means, at any time without duplication, the sum of (a) all Debt of the Company and of any Subsidiaries secured by Liens other than by Liens permitted by Sections 10.3(a) through (f) or by Section 10.3(k) and (b) all Debt of Subsidiaries and Preferred Stock of Subsidiaries held by Persons other than the Company or a Wholly-Owned Subsidiary; provided, that there shall be excluded from the definition of Priority Debt (i) any Debt of a Subsidiary to the Company or a Wholly-Owned Subsidiary, and (ii) (A) prior to the consummation of the Corporate Reorganization, the Guaranties of the Subsidiary Guarantors or any Additional Subsidiary Guarantor under the Guaranty Agreement and under the Varistar Credit Agreement, and (B) upon and subsequent to the consummation of the Corporate Reorganization, the Guaranties by Subsidiaries of the Notes (including any Replacement Notes) and the

Guaranties by Subsidiaries of other Debt of the Company only if the holders of such other Debt shall have entered into an intercreditor agreement contemplated by Section 10.10(j) and then only so long as such intercreditor agreement shall remain in effect.
     (e) The following definitions are hereby added so that such terms are organized in alphabetical order along with the remaining definitions in Schedule B:
     “Corporate Reorganization” is defined in Section 22.8.
     “Effective Date” is defined in Section 22.8.
     “Failed Reorganization Notice” is defined in Section 22.8.
     “Failed Reorganization Prepayment Notice” is defined in Section 22.8.
     “Fourth Amendment” means that certain Fourth Amendment to this Agreement dated as of June 30, 2009.
     “Merger” is defined in Section 22.8.
     “Merger Sub” is defined in Section 22.8.
     “New OTC” is defined in Section 22.8.
     “Non-Power Company Assets” means all tangible and intangible assets of the Company except for the Power Company Assets.
     “OTC-Assumed Liabilities” is defined in Section 22.8.
     “Plan of Merger” is defined in Section 22.8.
     “Power Company Assets” means all tangible and intangible assets of the Company consisting of property, contracts, leases, right, privileges, franchises, patents, trademarks, licenses, registrations and other assets that pertain to the Company’s electric generation, transmission, distribution and sale business.
     “Regulated Business” means a line of business consisting of generation, transmission, distribution and sale of electricity, regulated by the Minnesota Public Utilities Commission or an equivalent state or federal regulatory agency in another jurisdiction within the United States.
     “Regulated Subsidiary” is defined in Section 22.8.
     “Reorganization Terms” is defined in Section 22.8.
     “Replacement Notes” is defined in Section 22.8.

     “2007 Noteholders” means the holders of the notes issued under the 2007 Note Purchase Agreement.
     “2007 Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of August 20, 2007, between the Company and the note purchasers party thereto, as amended from time to time.
     “Varistar Credit Agreement” is defined in Section 10.11.
     Section 1.10. Schedule 22.8, in the form attached hereto, is hereby added to the Note Purchase Agreement.
     Section 1.11. Effective as of the consummation of the Corporate Reorganization, Exhibit 1 to the Note Purchase Agreement shall be deleted in its entirety and replaced by Exhibit 1 in the form attached hereto.
SECTION 2. Representations and Warranties of the Company.
     Section 2.1. To induce the Noteholders to execute and deliver this Fourth Amendment, the Company represents and warrants to the Noteholders (which representations and warranties shall survive the execution and delivery of this Fourth Amendment) that:
     (a) this Fourth Amendment (i) has been duly authorized by all requisite corporate action on the part of the Company, executed and delivered by the Company and (ii) constitutes the legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;
     (b) the Note Purchase Agreement, as amended by this Fourth Amendment, constitutes the legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;
     (c) (i) the execution and delivery by the Company of this Fourth Amendment, and the performance by the Company of its obligations hereunder, will not (A) violate any provision of its articles of incorporation or bylaws, (B) violate any utility regulatory law or regulation applicable to the Company, (C) violate any other law or regulation applicable to the Company, (D) violate any order of any court or any order of any other Governmental Authority binding upon it, or (E) result in a breach or constitute (alone or with due notice or lapse of time or both) a default under any material indenture, agreement or other instrument to which the Company is a party or by which its properties or assets are bound, and (ii) no prior approval or consent on the part of any Governmental Authority is required to be obtained or made by the Company in connection with the execution and delivery by it of this Fourth Amendment and the performance by the Company of its obligations under this Fourth Amendment, except such as have been obtained;

     (d) as of the date hereof and after giving effect to this Fourth Amendment, no Default or Event of Default has occurred which is continuing; and
     (e) all the representations and warranties contained in Section 5 of the Note Purchase Agreement, other than the representations and warranties set forth in Section 5.3, Section 5.4, Section 5.5 and the first sentence of Section 5.15 insofar as they contain information that is no longer current, are true and correct in all material respects with the same force and effect as if made by the Company on and as of the date hereof.
SECTION 3. Conditions to Effectiveness of This Fourth Amendment.
     Section 3.1. This Fourth Amendment shall not become effective until, and shall become effective when, each and every one of the following conditions shall have been satisfied:
     (a) executed counterparts of this Fourth Amendment, duly executed by the Company and the holders of the Notes outstanding as of the date hereof, shall have been delivered to the Noteholders;
     (b) the representations and warranties of the Company set forth in § 2 hereof are true and correct on and with respect to the date hereof;
     (c) the Noteholders shall have received the favorable opinions of (i) Dorsey & Whitney LLP, counsel to the Company, as to the matters set forth in §§ 2.1(a)(ii), 2.1(b), 2.1(c)(i)(C) and 2.1(c)(ii) hereof (it being understood and agreed that such opinion shall address the laws of the State of Minnesota, the laws of the State of New York and federal law but shall not address utility regulatory matters), and (ii) the General Counsel of the Company as to the matters set forth in §§ 2.1(a)(i), 2.1(c)(i)(A), (B), (D) and (E), and 2.1(c)(ii) hereof (it being understood and agreed that such opinion shall address the laws of the State of North Dakota as well as the laws of such state, the laws of the State of Minnesota, the laws of the State of South Dakota and federal law relating to utility regulatory matters), which opinions shall be in form and substance satisfactory to the Noteholders;
     (d) executed counterparts of amendments to the 2007 Note Purchase Agreement, the Bank Credit Agreement, the Varistar Credit Agreement and the Cascade Note Purchase Agreement (which last-mentioned amendment shall be accompanied by an Assignment, Assumption and Release Agreement), in each case with respect to, among other things, the Corporate Reorganization (other than in the case of the Bank Credit Agreement and the Varistar Credit Agreement, since the Corporate Reorganization was addressed in those agreements themselves rather than in amendments thereto) and duly executed by the respective parties thereto, shall have been delivered to the Noteholders; and
     (e) the Company shall have paid (i) to each Noteholder an agreed upon amendment fee, and (ii) all expenses of the Noteholders related to this Fourth Amendment and all matters contemplated hereby, including, without limitation, all fees and expenses of the Noteholders’ special counsel described in Section 4.1 of this Fourth Amendment.

Otter Tail Corporation
By:	/s/ Kevin G. Moug
Name: Kevin G. Moug
Title: Chief Financial Officer

Signature Page
(to Fourth Amendment to Note Purchase Agreement)

Principal Amount of Notes Held:	Accepted and Agreed to:

$36,000,000	THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
	By:	/s/ Brian N. Thomas
Vice President

$7,500,000	PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY
	By:	Prudential Investment Management, Inc., as investment manager

	By:	/s/ Brian N. Thomas
Vice President

$5,000,000	HARTFORD LIFE INSURANCE COMPANY
	By:	Prudential Private Placement Investors, L.P., as Investment Advisor

	By:	Prudential Private Placement Investors, Inc., General Partner

	By:	/s/ Brian N. Thomas
Vice President

$1,500,000	MEDICA HEALTH PLANS
	By:	Prudential Private Placement Investors, L.P., as Investment Advisor

	By:	Prudential Private Placement Investors, Inc., General Partner
	By:	/s/ Brian N. Thomas
Vice President
Signature Page
(to Fourth Amendment to Note Purchase Agreement)

Principal Amount of Notes Held:	Accepted and Agreed to:
$13,000,000	GENWORTH LIFE INSURANCE COMPANY (formerly known as General Electric Capital Assurance Company)
	By:	/s/ John R. Endres
		Name:	John R. Endres
		Title:	Investment Officer

$7,000,000	GENWORTH LIFE ASSURANCE COMPANY OF NEW YORK (formerly known as GE Capital Life Assurance Company of New York)
	By:	/s/ John R. Endres
		Name:	John R. Endres
		Title:	Investment Officer

$5,000,000	GENWORTH LIFE AND ANNUITY INSURANCE COMPANY (successor by merger to First Colony Life insurance Company)
	By:	/s/ John R. Endres
		Name:	John R. Endres
		Title:	Investment Officer
Signature Page
(to Fourth Amendment to Note Purchase Agreement)

Principal Amount of Notes Held:	Accepted and Agreed to:

$10,000,000	AIG EDISON LIFE INSURANCE COMPANY
	By:	AIG Global Investment Corp, investment sub-adviser

	By:	/s/ Victoria Y Chin
		Name:	Victoria Y Chin
		Title:	Vice President
Signature Page
(to Fourth Amendment to Note Purchase Agreement)

Principal Amount of Notes Held:	Accepted and Agreed to:

$5,000,000	COUNTRY LIFE INSURANCE COMPANY
	By:	/s/ John Jacobs
		Name:	John Jacobs
		Title:	Director Fixed Income
Signature Page
(to Fourth Amendment to Note Purchase agreement)

Senior Indebtedness Agreements and Notes
to be Retained as Obligations of the Regulated Subsidiary
following the Corporate Reorganization
1. $170,000,000 maximum principal amount of obligations of Otter Tail Corporation, dba Otter Tail Power Company pursuant to the Credit Agreement, dated as of July 30, 2008, among Otter Tail Corporation, dba Otter Tail Power Company, the Banks party thereto from time to time, Bank of America, N.A., as Syndication Agent, and U.S. Bank National Association, as Agent for the Banks.
2. $20,625,000, Mercer County, North Dakota Pollution Control Refunding Revenue Bonds (Otter Tail Corporation Project) Series 2001.
3. $10,400,000, Grant County, South Dakota Pollution Control Refunding Revenue Bonds (Otter Tail Power Corporation Project) Series 1993.
4. $5,165,000, Grant County, South Dakota Pollution Control Refunding Revenue Bonds (otter Tail Power Corporation Project) Series 2001.
5. $33,000,000 5.95% Senior Unsecured Notes, Series A, due 2017, $30,000,000 6.15% Senior Unsecured Notes, Series B, due 2022, $42,000,000 6.37% Senior Unsecured Notes, Series C, due 2027, and $50,000,000 6.47% Senior Unsecured Notes, Series D, due 2037, issued under the Note Purchase Agreement, dated as of August 20, 2007, as thereafter amended, between Otter Tail Corporation and the noteholders party thereto.
6. $75,000,000 maximum principal amount of obligations of Otter Tail Corporation, d/b/a Otter Tail Power Company pursuant to the Term Loan Agreement, dated as of May 22, 2009, among Otter Tail Corporation, d/b/a Otter Tail Power Company, JPMorgan Chase Bank, N.A., as Administrative Agent, KeyBank National Association, as Syndication Agent, Union Bank, N.A., as Documentation Agent, and the Banks named therein.
Release of
OTC-Assumed Liabilities
1. $50,000,000 Senior Unsecured Note due November 30, 2017, issued under the Note Purchase Agreement, dated as of February 23, 2007, as thereafter amended, between Otter Tail Corporation and Cascade Investment L.L.C.
Schedule 22.8
(to Fourth Amendment to Note Purchase Agreement)

[FORM OF NOTE]
Otter Tail Power Company
6.63% Senior Note December 1, 2011

No. R-___	June 1, 2009

$____________	PPN 68964* AA9
     For Value Received, the undersigned, Otter Tail Power Company (formerly known as Otter Tail Corporation and herein called the “Company”), a corporation organized and existing under the laws of the State of Minnesota, hereby promises to pay to ____________, or registered assigns, the principal sum of ___________________________ ($____________) on December 1, 2011, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.63% per annum from the date hereof, payable semiannually, on the first day of each June and December in each year, commencing with the June or December next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the great of (i) 8.63% or (ii) 2% over the rate of interest publicly announced by U.S. Bank National Association from time to time in Minneapolis, Minnesota as its “base” or “prime” rate.
     Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of JPMorgan Chase Bank, N.A., in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.
     This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to a Note Purchase Agreement, dated as of December 1, 2001 (as from time to time amended, the “Note Purchase Agreement”), among the Company and the respective Purchasers named therein and it entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreement.
     The Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.
     This Note is subject to optional and mandatory prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.
Exhibit 1
(to Fourth Amendment to Note Purchase Agreement)

     If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.
     This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

Otter Tail Power Company
By:
Name:
Title:

Exhibit 1
(to Fourth Amendment to Note Purchase Agreement)